Exhibit 1.02

Investor Relations	Media Relations
Monish Bahl	Lorretta Gasper
CDC Corporation	CDC Software
678-259-8510	678-259-8631
mbahl@cdcsoftware.com	lgasper@cdcsoftware.com
CDC Corporation Reports 17 Percent Increase in First Quarter 2010
Adjusted EBITDA Compared to First Quarter 2009
HONG KONG, ATLANTA, May 10, 2010 — CDC Corporation (NASDAQ: CHINA), a leading global hybrid enterprise software, IT services and new media company, today announced financial results for the quarter ended March 31, 2010. For the first quarter of 2010, CDC Corporation reported Adjusted EBITDA(a) from continuing operations(b) or Adjusted EBITDA* of $8.4 million, a 17 percent increase from Adjusted EBITDA of $7.2 million for the first quarter of 2009. For the first quarter of 2010, Non-GAAP revenue(a) was $79.0 million compared to $78.8 million in the first quarter of 2009.
“Overall, we are pleased with CDC Corporation’s first quarter results, especially the double digit growth in revenue and application sales from CDC Games and CDC Software, respectively, compared to the first quarter 2009,” said Peter Yip, CEO of CDC Corporation. “CDC Corporation’s improvement in Adjusted EBITDA reflects the ongoing execution of our previously announced strategic growth alternatives for all of our businesses. CDC Software is making great progress in establishing itself as one of the leading global providers of hybrid enterprise software solutions offering on-premise and cloud deployments. CDC Global Services is continuing the expansion of its offshore service delivery capabilities in China, which it plans to accomplish both organically and through acquisitions. CDC Games has recently launched a new local game, with more planned throughout the year, including The Lord of the Rings Online scheduled for release by the end of the year. We believe these strategies will help position our businesses for higher growth and improved metrics this year.”
The company’s balance sheet as of March 31, 2010 remained solid, with Non-GAAP Cash and Cash Equivalents(a) of $121.9 million.

Subsidiary Revenue and Operating Metrics Summary
CDC Software
On a standalone basis, CDC Software had the following results for the three months ended March 31, 2010:

	Q1 2009	Q1 2010
Non-GAAP Revenue:	$50.4 million	$51.7 million
Adjusted EBITDA:	$12.7 million	$10.6 million
Adjusted EBITDA Margin(a):	25%	20%
First quarter 2010 application sales, which is comprised of license revenue plus new Total Contract Value (TCV) for Software-as-a-Service (SaaS) sales secured, increased 14 percent to $8.2 million during the first quarter of 2010, from $7.2 million in the first quarter of 2009. Total contracted and unrecognized recurring revenue at the end of the first quarter of 2010 was $52.5 million compared to $49.2 million at the end of the fourth quarter of 2009.
Total Non-GAAP recurring revenue(a), which CDC Software defines as Non-GAAP maintenance(a) plus SaaS revenue, increased 14 percent to $27.5 million in the first quarter of 2010 from $24.2 million in the first quarter of 2009. Maintenance retention rate continued to be strong at 90 percent for the first quarter of 2010.
“We saw solid growth in application sales and recurring revenue” said Bruce Cameron, president of CDC Software. “We are currently focused on expanding our business as a pure-play enterprise software company offering hybrid deployment options that include on-premise and SaaS. As we have previously stated, our growth strategy is to develop recurring revenue streams reaching closer to 70 percent of total revenue over the next few years, after completion of our planned SaaS acquisitions and our strategic investments in SaaS companies. In fact, we expect our SaaS revenue to reach close to 20 percent of total revenue by the end of 2011. Already, we have been seeing solid SaaS sales momentum at this early stage, and in fact, have already closed more than $800,000 in SaaS business early in the second quarter. This week, we have just completed the previously announced investment of eBizNET Solutions, Inc., a provider of SaaS supply chain execution solutions. We are also in final negotiations for completing the investment in Marketbright, a SaaS marketing automation software company, and to acquire a leading SaaS supply chain company, representing our largest cloud acquisition to date.”

CDC Software is now trading as a separately listed public company on the NASDAQ Global Market under the symbol: CDCS. For more information regarding the financial performance of CDC Software during the first quarter, please see CDC Software’s First Quarter press release located at the company’s website: www.cdcsoftware.com.
CDC Global Services
On a standalone basis, CDC Global Services had the following results for the three months ended March 31, 2010:

	Q1 2009	Q1 2010
GAAP Revenue:	$19.8 million	$16.4 million
Adjusted EBITDA:	$0.7 million	$1.5 million
Adjusted EBITDA Margin:	3%	9%
For the first quarter of 2010, CDC Global Services reported Adjusted EBITDA of $1.5 million, an improvement of 114% as compared to Adjusted EBITDA $0.7 million in the first quarter of 2009. Adjusted EBITDA margin was 9 percent in the first quarter of 2010, a 300% improvement as compared to Adjusted EBITDA margin of 3 percent in the first quarter of 2009.
Total staff utilization was 84 percent in each of the first quarter of 2010 and the fourth quarter of 2009.
CDC Global Services plans to expand its offshore service delivery capabilities in China through organic growth of its existing engineering centers and the strategic acquisition of local IT service firms in several of China’s key cities. These centers are equipped to offer four categories of services to CDC Global Services’ international and domestic clients. These service categories are:
(i)	consulting services in business process re-engineering, IT strategic studies and system architecture design;

(ii)	solution implementation and software development services

(iii)	offshore development center (ODC) services for product R&D and maintenance work; and

(iv)	staff augmentation services for selected domestic clients in China.
Currently, one of CDC Global Services’ goals is to quickly access high growth industry sectors of the China market, including the oil and gas, automotive manufacturing and the healthcare and pharmaceutical industries. The company has been evaluating several potential acquisitions in the IT services industry in the cities of Shenzhen, Shanghai, Guangzhou and Beijing. `
Some additional highlights in the CDC Global Services business during the first quarter of 2010 included several significant new engagements:
•	A $6.0 billion mortgage appraisal service company contracted with CDC Global Services to provide IT consulting and staffing services.

•	A multi-million dollar U.K.-based diversified financial services company signed an exclusive multi-year contract with CDC Global Services to provide business process outsourcing services and solutions at multiple operating centers and facilities globally.

•	A $3.5 billion global producer of data storage products contracted with CDC Global Services to implement SAP supply chain management (SCM)/ Extended Warehouse Management solutions (EWM) at its main distribution facility in Shanghai, China.

•	A $3.3 billion global food processor, with dairy, pasta, and rice-milling operations, contracted with CDC Global Services to perform a proof of concept project to assess and recommend whether to implement SAP SCM EWM or SAP warehouse management system.

•	An $8.9 billion global producer of bread, cookies, tortillas, snack foods and candies contracted with CDC Global Services to implement Microsoft’s System Center Operations Manager (SCOM) solution at its U.S. headquarters.

•	Various Technical and Further Education (TAFE) institutes in Australia, two located in Victoria and two in New South Wales, have contracted with CDC Global Services to develop a solution to improve their interactions with their current and prospective students.

•	An Australian city council, with a population of more than 961,000 residents, contracted with CDC Global Services to enhance their IT waste management system.
“We have been laying the groundwork for growing our business, particularly in the offshore development market,” said CK Wong, CEO of CDC Global Services. “As we have said previously, our goal is to expand to 5,000 professional staff in China over the next few years and derive at least 35 percent of CDC Global Services’ revenue from the China domestic service market. CDC Global Services also believes it can offer value to its customers through competitively priced, high quality, IT services. With these strategies and our planned acquisitions, we believe we are well positioned for improved metrics and growth.”

CDC Games
On a standalone basis, CDC Games had the following results for the three months ended March 31, 2010:

	Q1 2009	Q1 2010
GAAP Revenue:	$6.3 million	$8.0 million
Adjusted EBITDA:	($0.9) million	$1.2 million
Adjusted EBITDA Margin:	(15%)	15%
Adjusted EBITDA for the first quarter of 2010 was $1.2 million compared to negative Adjusted EBITDA of ($0.9) million in the first quarter of 2009. Adjusted EBITDA margin was 15 percent in the first quarter of 2010 compared to negative Adjusted EBITDA margin of (15) percent in the first quarter of 2009.
GAAP revenue for CDC Games during the first quarter of 2010 was $8.0 million, an increase of approximately 27 percent from $6.3 million in the first quarter of 2009.
Total peak concurrent users (PCU) in the first quarter of 2010 was up approximately four percent from the fourth quarter of 2009, and total average concurrent users (ACU) increased approximately five percent in the first quarter compared to the fourth quarter of 2009.
In April 2010, CDC Games launched a new domestic game in China called East Fantasy Online, a cartoon type 3D massive multiplayer online action role playing game (MMOARPG). CDC Games plans to launch another domestic game, Richman Universe Online, a casual MMORPG, this summer. Another local game also is planned for later this year.
In the first quarter of 2010, CDC Games launched a new version of Yulgang, version 4.0. Since its launch, the game has shown strong increases in PCU. Another new update for Yulgang is planned for later this year, and major updates for Shaiya and Eve Online are also planned later in the second quarter. We also believe that LOTRO is on track for commercial launch later this year.

“We are very pleased with our double digit growth in revenue and our strong improvement in Adjusted EBITDA in the first quarter,” said Simon Wong, CEO of CDC Games. “We also are excited to hear that Turbine, the developer of LOTRO, was acquired by Time Warner, a leader in the publishing and entertainment industry, and look forward to our partnership with them as we continue our progress towards the commercial launch of LOTRO. We have exciting new domestic games planned for the remainder of the year and we expect to launch new updates for several of our existing games. With these new upcoming games and updates planned for the rest of the year, we believe we are well-positioned for continued improvement in our metrics.”
China.com

	Q1 2009	Q1 2010
GAAP Revenue:	$2.4 million	$2.9 million
Earnings Per Share:	($0.0073)	$0.0022
GAAP revenue for the first quarter of 2010 was $2.9 million, compared to $2.4 million in the first quarter of 2009. China.com reported first quarter 2010 earnings per share of $0.0022 compared to loss per share of ($.0073) in the first quarter of 2009.
China.com’s Portal business continued to expand its Automobiles and Games channels and added some major global brand clients. During the first quarter, China.com’s portal won three awards at the Internet Market China 2010 annual convention. The portal received the “Innovative Enterprise of the Year (2009)” award, while the Automobiles and Games channels won “Best New Media of the Year for Integrated Broadcasting (2009)” and “Best Web Platform of the Year for Network Operators (2009).”
TTG, China.com’s publishing business, managed the ASEAN Tourism Forum (ATF) 2010 on behalf of the Ministry of Industry & Primary Resources, Brunei Darussalam. In addition, TTG organized several publishing projects that included ATF 2010 Daily in Brunei, and ITB 2010 Daily in Berlin, Germany and the Hong Kong Tourism Bureau and Meetings and Exhibitions Hong Kong advertorial.
Bbmf
CDC Corporation also holds a 20 percent equity interest in Bbmf, one of the largest independent operators of 3G comics in Japan. CDC Corporation expects Bbmf to continue to expand in this exciting 3G mobile content/Internet social networking space.

CDC Corporation Consolidated
•	Total Non-GAAP revenue for CDC Corporation in the first quarter of 2010 was $79.0 million, compared to $78.8 million in the first quarter of 2009.

•	Adjusted EBITDA in the first quarter of 2010 was $8.4 million, a 17 percent increase from Adjusted EBITDA of $7.2 million in the third quarter of 2009.

•	For the first quarter of 2010, Non-GAAP net income(a) was $3.3 million compared to $16.7 million in the first quarter of 2009. Non-GAAP earnings per share(a) (EPS) for the first quarter of 2010 was $0.03 compared to Non-GAAP earnings per share of $0.16 in the first quarter of 2009. Non-GAAP earnings per share in first quarter of 2009 included $17.2 million or $0.16 per share in other income. This other income was attributed to the company’s ability to redeem convertible notes below par during the first quarter of 2009, creating an adjustment to the value of the derivative.
Concluding Remarks
Peter Yip, CEO of CDC Corporation concluded, “Overall, we are pleased that all our business units reported either positive EPS or have posted strong positive EBITDA margin. We believe that CDC Corporation has a sum-of-parts valuation and that the current market price of its shares is not reflective of the value contained in the company’s business units. As we announced last quarter, we are carefully evaluating the most tax efficient and orderly manner to distribute shares of our underlying publicly listed subsidiaries as dividends on a regular basis to our shareholders and plan to seek the necessary approvals to proceed with that plan.
“Finally, I have been very pleased with the outstanding performance of our recent appointments of Simon Wong as CEO of CDC Games and CK Wong as CEO of CDC Global Services. Under their respective leadership, as compared to the same period last year, CDC Games has seen double digit growth in revenue and major improvement in EBITDA margin in the first quarter of this year, while CDC Global Services’ has posted over 114 percent in EBITDA improvement also in the first quarter. We continue to remain cautiously optimistic with regard to our long-term prospects since we believe we now have an optimal business and technology platform in place for all of our key businesses.”

Conference Call
The company’s senior management will host a conference call for financial analysts and investors on Tuesday, May 11, at 9:00AM EDT.
USA-based Toll Free Number: +1-(888) 603-6873
International: +1 973 582 2706
Pass code: #: 68538655
Call Leader: Monish Bahl
Investors are invited to listen to a live webcast of the conference call which can be accessed through the investor section of the CDC Corporation website at www.cdccorporation.net. The call can also be accessed through www.streetevents.com. To listen to the call, please go to the website at least 15 minutes prior to the call and download any necessary audio software.
Instant Replay
For those unable to call in, a digital instant replay will be available after the call until May 18, 2010. U.S. based Toll Free Number: +1 800 642 1687, U.S.-based Toll Number: +1 706 645 9291 Passcode or PIN #: #68538655
Footnotes:
All dollar amounts are in U.S. dollars
* CDC Corporation has recently changed the composition of its Adjusted EBITDA measurement, as provided herein, to be consistent with the presentation of Adjusted EBITDA for its subsidiary, CDC Software Corporation. CDC Corporation believes this revised presentation is a useful measure of operating performance. A reconciliation of this revised Adjusted EBITDA measurement to our historical Adjusted EBITDA measurement is provided below.
(a) Adjusted Financial Measures
This press release includes Non-GAAP Revenue, Adjusted EBITDA from continuing operations, Adjusted EBITDA Margin, Non-GAAP Cash and Cash Equivalents, Non-GAAP Net Income, and Non-GAAP Earnings Per Share, which are not prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) (collectively, the “Non-GAAP Financial Measures”). Non-GAAP Financial Measures are not alternatives for measures such as revenue, net income, earnings per share and cash and cash equivalents prepared under GAAP. These Non-GAAP Financial measures may also be different from non-GAAP measures used by other companies. Non-GAAP Financial Measures should not be used as a substitute for, or considered superior to, measures of financial performance prepared in accordance with GAAP.

Investors should be aware that these Non-GAAP Financial Measures have inherent limitations, including their variance from certain of the financial measurement principals underlying GAAP, should not be considered as a replacement for GAAP performance measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP. These supplemental Non-GAAP Financial Measures should not be construed as an inference that the Company’s future results will be unaffected by similar adjustments to net earnings determined in accordance with GAAP. Reconciliations of Non-GAAP Financial Measures to GAAP are provided herein immediately following the financial statements included in this press release.
(b) Adjustment for Discontinued Businesses
During the second and first quarter of 2008, the mobile value added business of China.com and operations of CDC Games International, respectively, were discontinued. The operations of CDC Games International, a subsidiary of CDC Games Corporation, included operations in the U.S., Japan and Korea. All historical results related to these two businesses have been included in discontinued operations.
(c) SFAS 160 Adoption
As of January 2009, the company adopted SFAS 160, Non-controlling Interests in Consolidated Financial Statements. After the adoption of SFAS 160, net income (loss) is now referred to as net income (loss) attributable to controlling interest on the consolidated statement of operations.
(d) 2009 Revised Quarterly Information
Results provided herein for certain quarters of 2009 may be different than those previously reported in our press releases due to certain year-end adjustments required to be made in connection with the audit of our financial statements for the year ended December 31, 2009.
About CDC Corporation
The CDC family of companies includes CDC Software (NASDAQ: CDCS) focused on hybrid enterprise software and services, CDC Global Services focused on IT consulting services, and outsourced R&D and application development, CDC Games focused on online games, and China.com, Inc. (HKGEM:8006) focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.
About CDC Software
CDC Software (NASDAQ: CDCS), The Customer-Driven Company™, is a hybrid enterprise software provider of on-premise and cloud deployments. Leveraging a service-oriented architecture (SOA), CDC Software offers multiple delivery options for their solutions including on-premise, hosted, cloud-based SaaS or blended-hybrid deployment offerings. CDC Software’s solutions include enterprise requirements planning (ERP), manufacturing operations management, enterprise manufacturing intelligence, supply chain management (demand management, order management and warehouse and transportation management), e-Commerce, human capital management, customer relationship management (CRM), complaint management and aged care solutions.

CDC Software’s recent acquisitions are part of its “acquire, integrate, innovate and grow” strategy. Fueling the success of this strategy is the company’s global scalable business and technology infrastructure featuring multiple complementary applications and services, domain expertise in vertical markets, cost effective product engineering centers in India and China, a highly collaborative and fast product development process utilizing Agile methodologies, and a worldwide network of direct sales and channel operations. This strategy has helped CDC Software deliver innovative and industry-specific solutions to more than 6,000 customers worldwide within the manufacturing, distribution, transportation, retail, government, real estate, financial services, health care, and not-for-profit industries. For more information, please visit www.cdcsoftware.com
About CDC Global Services
CDC Global Services, a business unit of CDC Corporation, provides IT consulting services, including platform-specific services for Microsoft and SAP, as well as project management, IT staffing, managed help desk solutions and a full range of outsourced service offerings. CDC Global Services provides hardware for data collection and RFID, through partnerships with some of the industry’s most reputable vendors. CDC Global Services customers benefit from streamlined vendor management and the ability to control project costs, while being able to access the right IT resources through a singular point of contact. For more information on CDC Global Services, visit: www.cdcglobalservices.com.
About CDC Games
CDC Games is a market leader in online and mobile games in China with more than 160 million registered users. The company pioneered the “free-to-play, pay-for-merchandise” online games model in China with Yulgang and launched the first free-to-play, pay for merchandise FPS (first person shooter) game in China with Special Force. For more information on CDC Games, visit: www.cdcgames.net
About China.com Inc.
China.com is a leading operator of Internet portals, serving a broad range of audiences in China. In 2006, it was chosen as the second company to host Google’s Video Adsense which serves video ads targeted at China’s English-speaking audience. China.com also was appointed by the Jilin government as the exclusive web sponsor of the 2007 Asian Winter Games. China.com was listed on the GEM of the Stock Exchange of Hong Kong Limited on March 9, 2000. In December 2000, China.com Inc. was admitted as a constituent stock of the Hang Seng IT and IT Portfolio Indices.

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our beliefs and expectations about our strategic growth alternatives at our businesses and our progress with respect thereto, our beliefs regarding sales momentum and the continuation thereof, our plans for expansion and the consummation of strategic investments and acquisitions, our beliefs regarding the potential for improved metrics, our beliefs, plans and expectations regarding the launch of additional games and upgrades in the future, our beliefs regarding CDC Corporation’s value as a sum of its parts and the value of our shares, our beliefs and plans regarding any distributions to shareholders, our beliefs regarding any trends we may see and the continuation thereof, the performance of our core businesses, our beliefs about strategic alternatives we are considering and the potential benefits related thereto, including strategies related to CDC Global Services, our beliefs about anticipated future growth and the competitive position of our businesses, our beliefs about unlocking shareholder value at our subsidiaries, our beliefs regarding our plans for growth both organically and through acquisitions, our beliefs and plans relating to our expansion in China for CDC Global Services and the utilization of IT outsourcing firms, our plans to leverage CDC Software’s customer base for CDC Global Services, our beliefs regarding value that can be provided to our customers and potential customers, our expectations regarding future expansion in China and the potential benefits to us, our customers and shareholders, our beliefs regarding the current performance of our games and the continuation any increases we may have experienced, our plans with respect to updates for our games and the timing thereof, our beliefs and expectations regarding continued improvement in our operating metrics at CDC Games during 2010, our beliefs regarding our business and technology platform, our beliefs regarding our “sum-of-parts” valuation, our expectations regarding any of our strategies to help unlock shareholder value, our plans with respect to any matters to be put to our shareholders, and the expected benefits thereof, our beliefs regarding our competitive positioning in the event of a recovery in the global economy, our beliefs regarding the utility of the pro forma financial information provided herein, our beliefs regarding staff utilization rates at CDC Global Services, our beliefs regarding factors that may have negatively affected performance at our businesses, our expectations and estimates regarding our financial performance for future periods including those related to revenue and Adjusted EBITDA, and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners; (c) the effects of restructurings and rationalization of operations in our companies; (d) the ability to address technological changes and developments including the development and enhancement of products; (e) the ability to develop and market successful products and services; (f) the entry of new competitors and their technological advances; (g) the need to develop, integrate and deploy enterprise software applications to meet customer’s requirements; (h) the possibility of development or deployment difficulties or delays; (i) the dependence on customer satisfaction with the company’s games, software products and services; (j) continued commitment to the deployment of the products, including enterprise software solutions; (k) risks involved in developing software solutions and integrating them with third-party software and services; (l) the continued ability of the company’s products and services to address client-specific requirements; (m) demand for and market acceptance of new and existing enterprise software and services and the positioning of the company’s solutions; (n) risks associated with our convertible debt; and (o) the ability of staff to operate the enterprise software and extract and utilize information from the company’s products and services. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Also, the results and benefits experienced by customers and users set forth in this press release may differ from those of other users and customers. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2008 on Form 20-F filed on June 30, 2009. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future performance.

CDC Corporation
Unaudited Consolidated Balance Sheets
(Amounts in thousands of U.S. dollars except share and per share data)

	December 31,	March 31,
	2009	2010
ASSETS
Current assets:
Cash	$115,290	$108,067
Restricted cash	790	726
Accounts receivable (net of allowance of $8,375 and $7,568 at December 31, 2009 and March 31, 2010, respectively)	59,347	59,072
Available-for-sale securities	2,418	1,765
Deferred tax assets	5,356	5,444
Prepayments and other current assets	13,219	17,557

Total current assets	196,420	192,631

Property and equipment, net	13,500	12,313
Goodwill	177,858	181,127
Intangible assets, net	95,803	90,829
Investments	12,863	11,904
Equity investments	11,798	11,798
Deferred tax assets	36,764	36,986
Other assets	4,599	4,972

Total assets	$549,605	$542,560

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$22,513	$20,660
Purchase consideration payables	2,457	4,022
Income tax payable	2,867	974
Accrued liabilities	37,957	36,405
Restructuring accruals, current portion	2,061	1,828
Short-term loans	11,964	9,421
Convertible notes	51,729	53,236
Deferred revenue	59,975	58,951
Deferred tax liabilities	1,797	1,647

Total current liabilities	193,320	187,144

Deferred tax liabilities	23,985	23,973
Purchase consideration payables, net of current portion	810	2,601
Other liabilities	14,584	14,955

Total liabilities	232,699	228,673

Contingencies and commitments

Shareholders’ equity:
Preferred shares, $0.001 par value; 5,000,000 shares authorized, no shares issued	—	—
Class A common shares, $0.00025 par value; 800,000,000 shares authorized; 118,478,970 and 118,478,970 shares issued as of December 31, 2009 and March 31, 2010, respectively; 105,761,946 and 105,726,946 shares outstanding as of December 31, 2009 and March 31, 2010, respectively	28	28
Additional paid-in capital	740,209	741,261
Common stock held in treasury; 12,717,024 and 12,752,024 shares at December 31, 2009 and March 31, 2010, respectively	(58,091)	(58,191)
Accumulated deficit	(423,937)	(427,498)
Accumulated other comprehensive income	18,741	19,204

Total shareholders’ equity	276,950	274,804

Noncontrolling interest	39,956	39,083

Total equity	316,906	313,887

Total liabilities and shareholders’ equity	$549,605	$542,560

CDC Corporation
Unaudited Consolidated Statement of Operations
(Amounts in thousands of U.S. dollars except share and per share data)

	Three months ended
	December 31,	March 31,
	2009 (d)	2010
REVENUE:
Software	$54,326	$50,528
Global Services	17,568	16,441
CDC Games	7,011	7,968
China.com	4,068	2,904

Total revenue	82,973	77,841

COST OF REVENUE:
Software	23,857	23,968
Global Services	14,137	12,996
CDC Games	5,821	5,585
China.com	1,397	1,685

Total cost of revenue	45,212	44,234

Gross profit	37,761	33,607
Gross margin %	46%	43%

OPERATING EXPENSES:
Sales and marketing expenses	11,930	12,564
Research and development expenses	5,311	6,689
General and administrative expenses	16,860	14,786
Exchange (gain) loss on deferred tax assets	(1,395)	624
Amortization expenses	2,033	2,159
Restructuring and other charges	4,352	211

Total operating expenses	39,091	37,033

Operating loss from continuing operations	(1,330)	(3,426)
Operating margin %	-2%	-4%

Other income (loss), net	4,331	(1,097)

Income (loss) before income taxes	3,001	(4,523)
Income tax benefit (expense)	(3,581)	1,185

Loss from continuing operations	(580)	(3,338)
Income (loss) from operations of discontinued subsidiaries, net of tax	409	—

Net loss	(171)	(3,338)
Net income attributable to noncontrolling interest	(1,274)	(223)

Net loss attributable to controlling interest	$(1,445)	$(3,561)

Basic and diluted earnings (loss) per share from continuing operations attributable to controlling interest (1)	$(0.02)	$(0.03)

Basic and diluted earnings (loss) per share attributable to controlling interest (1)	$(0.01)	$(0.03)

Weighted average number of common shares outstanding — basic	106,051,269	105,741,279

Weighted average number of common shares outstanding — diluted	108,319,773	105,741,279

(1)	Refer to “Unaudited Basic and Diluted Earnings (Loss) Per Share Calculation” schedule for calculation of earnings per share amounts.

CDC Corporation
Unaudited Consolidated Statement of Operations
(Amounts in thousands of U.S. dollars except share and per share data)

	Three months ended
	March 31,
	2009	2010
REVENUE:
Software	$50,353	$50,528
Global Services	19,830	16,441
CDC Games	6,259	7,968
China.com	2,400	2,904

Total revenue	78,842	77,841

COST OF REVENUE:
Software	24,176	23,968
Global Services	16,203	12,996
CDC Games	5,305	5,585
China.com	1,209	1,685

Total cost of revenue	46,893	44,234

Gross profit	31,949	33,607
Gross margin %	41%	43%

OPERATING EXPENSES:
Sales and marketing expenses	11,304	12,564
Research and development expenses	4,531	6,689
General and administrative expenses	16,887	14,786
Exchange (gain) loss on deferred tax assets	228	624
Amortization expenses	1,967	2,159
Restructuring and other charges	660	211

Total operating expenses	35,577	37,033

Operating loss from continuing operations	(3,628)	(3,426)
Operating margin %	-5%	-4%

Other income (loss), net	15,324	(1,097)

Income (loss) before income taxes	11,696	(4,523)
Income tax benefit (expense)	(3,947)	1,185

Income (loss) from continuing operations	7,749	(3,338)
Loss from operations of discontinued subsidiaries, net of tax	(203)	—

Net income (loss)	7,546	(3,338)
Net (income) loss attributable to noncontrolling interest	160	(223)

Net income (loss) attributable to controlling interest	$7,706	$(3,561)

Basic and diluted earnings (loss) per share from continuing operations attributable to controlling interest (1)	$0.06	$(0.03)

Basic and diluted earnings (loss) per share attributable to controlling interest (1)	$0.06	$(0.03)

Weighted average number of common shares outstanding — basic	106,720,359	105,741,279

Weighted average number of common shares outstanding — diluted	106,730,225	105,741,279

(1)	Refer to “Unaudited Basic and Diluted Earnings (Loss) Per Share Calculation” schedule for calculation of earnings per share amounts.

CDC Corporation
Unaudited Consolidated Statement of Cash Flows
(Amounts in thousands of U.S. dollars)

	Three months ended
	December 31,	March 31,
	2009 (d)	2010
OPERATING ACTIVITIES:
Net loss	$(171)	$(3,338)
Adjustments to reconcile net income to net cash provided by operating activities
Loss on disposal of property and equipment	65	—
Gain on disposal of available-for-sale securities	(2,202)	(878)
Bad debt expense	110	(48)
Amortization expense	7,099	7,092
Depreciation expense	1,710	1,598
Stock compensation expenses	2,061	1,113
Deferred income tax provision	1,058	—
Exchange (gain) loss on deferred tax assets	(1,395)	624
Intangible assets impairment	3,118	—
Cost investments impairment	185	—
Amortization of debt issuance costs and debt discount on convertible notes	523	121
Fair market value adjustment on convertible notes	(2,972)	—
Interest income	51	—
Interest expense	754	1,595
Changes in operating assets and liabilities:
Accounts receivable	(8,340)	156
Deposits, prepayments and other receivables	1,707	(3,184)
Other assets	(454)	(474)
Accounts payable	(414)	(1,822)
Accrued liabilities	(716)	(2,081)
Deferred revenue	2,485	(692)
Income tax payable	1,800	(1,993)
Other liabilities	(648)	310

Net cash provided by operating activities	5,414	(1,901)

INVESTING ACTIVITIES:
Acquisition, net of cash acquired	(25,532)	(2,246)
Purchase of property, plant & equipment	(349)	(287)
Purchases of intangible assets	202	(257)
Payment for capitalized software	(556)	—
Disposal (acquisition) of cost method investments	—	1,476
Purchase of available-for-sale securities	(803)	(297)
Proceeds from disposal of available-for-sale securities	7,225	1,427
Change in restricted cash	(160)	80

Net cash used in investing activities	(19,973)	(104)

FINANCING ACTIVITIES:
Issuance of share capital, net of offering costs	184	—
Short-term borrowings (repayments)	(4,149)	(2,812)
Repayment of convertible notes	(475)	—
Payment for capital lease obligations	(109)	(118)
Purchase of CDC Software shares	(969)	(1,314)
Purchases of treasury stock	(623)	(129)
Dividend distribution by China.com	(5,454)	—

Net cash used in financing activities	(11,595)	(4,373)

Effect of exchange differences on cash	(119)	(845)

Net increase in cash and cash equivalents	(26,273)	(7,223)
Cash at beginning of period	141,563	115,290

Cash at end of period	$115,290	$108,067

CDC Corporation
Unaudited Consolidated Statement of Cash Flows
(Amounts in thousands of U.S. dollars)

	Three months ended
	March 31,
	2009	2010
OPERATING ACTIVITIES:
Net income (loss)	$7,546	$(3,338)
Adjustments to reconcile net income to net cash provided by operating activities
Loss (gain) on disposal of property and equipment	(13)	—
Loss (gain) on disposal of available-for-sale securities	616	(878)
Bad debt expense	292	(48)
Amortization expense	7,168	7,092
Depreciation expense	1,824	1,598
Stock compensation expenses	1,023	1,113
Deferred income tax provision	4,016	—
Exchange gain on deferred tax assets	228	624
Amortization of debt issuance costs and debt discount on convertible notes	2,931	121
Fair market value adjustment on convertible notes	(19,916)	—
Interest income	(31)	—
Interest expense	—	1,595
Changes in operating assets and liabilities:
Accounts receivable	4,599	156
Deposits, prepayments and other receivables	(393)	(3,184)
Other assets	(274)	(474)
Accounts payable	2,451	(1,822)
Accrued liabilities	(6,610)	(2,081)
Deferred revenue	(2,472)	(692)
Income tax payable	(1,001)	(1,993)
Other liabilities	161	310

Net cash provided by operating activities	2,145	(1,901)

INVESTING ACTIVITIES:
Acquisition, net of cash acquired	—	(2,246)
Purchase of property, plant & equipment	(623)	(287)
Payment for capitalized software	(892)	—
Disposal (acquisition) of cost method investments	(828)	1,476
Purchase of available-for-sale securities	—	(297)
Investment in cost method investees (franchise partners)	(38)	—
Proceeds from disposal of available-for-sale securities	15,094	1,427
Change in restricted cash	7	80

Net cash provided (used) in investing activities	12,720	(104)

FINANCING ACTIVITIES:
Issuance of share capital, net of offering costs	376	—
Short-term borrowings (repayments)	(2,654)	(2,812)
Repayment of convertible notes	(62,540)	—
Payment for capital lease obligations	—	(118)
Purchase of CDC Software shares	—	(1,314)
Purchases of treasury stock	(962)	(129)
Dividend distribution by China.com	(10,665)	—

Net cash used in financing activities	(76,445)	(4,373)

Effect of exchange differences on cash	(327)	(845)

Net increase in cash and cash equivalents	(61,907)	(7,223)
Cash at beginning of period	165,693	115,290

Cash at end of period	$103,786	$108,067

CDC Corporation
Unaudited Reconciliation From GAAP Results to Adjusted EBITDA
(Amounts in thousands of U.S. dollars)

	Three months ended
	December 31,	March 31,
	2009	2010
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operating loss from continuing operations	$(1,330)	$(3,426)
Add back restructuring and other charges	4,352	211
Add back depreciation expense	1,785	1,598
Add back amortization expense	2,033	2,159
Add back amortization expense included in cost of revenue	5,066	4,933
Add back stock compensation expenses	2,152	1,113
Add back exchange (gain) loss on deferred taxes	(1,395)	624
Add back deferred revenue grind	632	1,203

Adjusted EBITDA from continuing operations (1)	$13,295	$8,415

Adjusted EBITDA margin %	16%	11%
CDC Software
Unaudited Reconciliation From GAAP Results to Adjusted EBITDA
(Amounts in thousands of U.S. dollars)

	Three months ended
	December 31,	March 31,
	2009	2010
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operating income from continuing operations	$5,889	$1,904
Add back restructuring and other charges	1,176	573
Add back depreciation expense	750	699
Add back amortization expense	1,151	1,280
Add back amortization expense included in cost of revenue	3,585	3,825
Add back stock compensation expenses	910	444
Add back exchange (gain) loss on deferred taxes	(39)	623
Add back deferred revenue grind	632	1,203

Adjusted EBITDA from continuing operations (1)	$14,054	$10,551

Adjusted EBITDA margin %	26%	20%
CDC Global Services
Unaudited Reconciliation From GAAP Results to Adjusted EBITDA
(Amounts in thousands of U.S. dollars)

	Three months ended
	December 31,	March 31,
	2009	2010
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operating loss from continuing operations	$(2,144)	$(1,255)
Add back restructuring and other charges	1,523	1,937
Add back depreciation expense	99	87
Add back amortization expense	645	643
Add back amortization expense included in cost of revenue	2	1
Add back stock compensation expenses	263	95
Add back exchange loss on deferred taxes	—	1
Add back deferred revenue grind	—	—

Adjusted EBITDA from continuing operations	$388	$1,509

Adjusted EBITDA margin %	2%	9%

CDC Games Corporation
Unaudited Reconciliation From GAAP Results to Adjusted EBITDA
(Amounts in thousands of U.S. dollars)

	Three months ended
	December 31,	March 31,
	2009	2010
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operating income (loss) from continuing operations	$(5,320)	$(343)
Add back restructuring and other charges	3,138	(453)
Add back depreciation expense	793	742
Add back amortization expense	—	—
Add back amortization expense included in cost of revenue	1,479	1,107
Add back stock compensation expenses	366	157
Add back exchange (gain) loss on deferred taxes	—	—
Add back deferred revenue grind	—	—

Adjusted EBITDA from continuing operations	$456	$1,210

Adjusted EBITDA margin %	7%	15%
CDC China.com
Unaudited Reconciliation From GAAP Results to Adjusted EBITDA
(Amounts in thousands of U.S. dollars)

	Three months ended
	December 31,	March 31,
	2009	2010
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operating income (loss) from continuing operations	$1,876	$(415)
Add back restructuring and other charges	—	—
Add back depreciation expense	129	57
Add back amortization expense	—	—
Add back amortization expense included in cost of revenue	—	—
Add back stock compensation expenses	161	90
Add back exchange (gain) loss on deferred taxes	(1,356)	—
Add back deferred revenue grind	—	—

Adjusted EBITDA from continuing operations	$810	$(268)

Adjusted EBITDA margin %	20%	-9%
Corporate
Unaudited Reconciliation From GAAP Results to Adjusted EBITDA
(Amounts in thousands of U.S. dollars)

	Three months ended
	December 31,	March 31,
	2009	2010
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operating loss from continuing operations	$(1,631)	$(3,317)
Add back restructuring and other charges	(1,485)	(1,846)
Add back depreciation expense	14	13
Add back amortization expense	237	236
Add back amortization expense included in cost of revenue	—	—
Add back stock compensation expenses	452	327
Add back exchange (gain) loss on deferred taxes	—	—
Add back deferred revenue grind	—	—

Adjusted EBITDA from continuing operations	$(2,413)	$(4,587)

(1) Adjusted EBITDA does not include the adjustment related to capitalized software costs which are credited against research and development expenses in CDC Software statement of operations. Below is a summary of capitalized software credits for the three months ended:

	Three months ended
	December 31,	March 31,
	2009	2010

Capitalized software credits	$(556)	$—

CDC Corporation
Unaudited Reconciliation From GAAP Results to Adjusted EBITDA
(Amounts in thousands of U.S. dollars)

	Three months ended
	March 31,
	2009	2010
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operating loss from continuing operations	$(3,628)	$(3,426)
Add back restructuring and other charges	660	211
Add back depreciation expense	1,784	1,598
Add back amortization expense	1,967	2,159
Add back amortization expense included in cost of revenue	5,201	4,933
Add back stock compensation expenses	1,004	1,113
Add back exchange loss on deferred taxes	228	624
Add back deferred revenue grind	—	1,203

Adjusted EBITDA from continuing operations (1)	$7,216	$8,415

Adjusted EBITDA margin %	9%	11%
CDC Software
Unaudited Reconciliation From GAAP Results to Adjusted EBITDA
(Amounts in thousands of U.S. dollars)

	Three months ended
	March 31,
	2009	2010
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operating income from continuing operations	$5,858	$1,904
Add back restructuring and other charges	431	573
Add back depreciation expense	823	699
Add back amortization expense	1,259	1,280
Add back amortization expense included in cost of revenue	3,892	3,825
Add back stock compensation expenses	181	444
Add back exchange loss on deferred taxes	228	623
Add back deferred revenue grind	—	1,203

Adjusted EBITDA from continuing operations (1)	$12,672	$10,551

Adjusted EBITDA margin %	25%	20%
CDC Global Services
Unaudited Reconciliation From GAAP Results to Adjusted EBITDA
(Amounts in thousands of U.S. dollars)

	Three months ended
	March 31,
	2009	2010
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operating loss from continuing operations	$(2,203)	$(1,255)
Add back restructuring and other charges	2,099	1,937
Add back depreciation expense	72	87
Add back amortization expense	469	643
Add back amortization expense included in cost of revenue	5	1
Add back stock compensation expenses	219	95
Add back exchange loss on deferred taxes	—	1
Add back deferred revenue grind	—	—

Adjusted EBITDA from continuing operations	$661	$1,509

Adjusted EBITDA margin %	3%	9%

CDC Games Corporation
Unaudited Reconciliation From GAAP Results to Adjusted EBITDA
(Amounts in thousands of U.S. dollars)

	Three months ended
	March 31,
	2009	2010
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operating loss from continuing operations	$(3,076)	$(343)
Add back restructuring and other charges	(24)	(453)
Add back depreciation expense	774	742
Add back amortization expense	—	—
Add back amortization expense included in cost of revenue	1,304	1,107
Add back stock compensation expenses	108	157
Add back exchange (gain) loss on deferred taxes	—	—
Add back deferred revenue grind	—	—

Adjusted EBITDA from continuing operations	$(914)	$1,210

Adjusted EBITDA margin %	-15%	15%
CDC China.com
Unaudited Reconciliation From GAAP Results to Adjusted EBITDA
(Amounts in thousands of U.S. dollars)

	Three months ended
	March 31,
	2009	2010
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operating loss from continuing operations	$(890)	$(415)
Add back restructuring and other charges	—	—
Add back depreciation expense	102	57
Add back amortization expense	—	—
Add back amortization expense included in cost of revenue	—	—
Add back stock compensation expenses	257	90
Add back exchange (gain) loss on deferred taxes	—	—
Add back deferred revenue grind	—	—

Adjusted EBITDA from continuing operations	$(531)	$(268)

Adjusted EBITDA margin %	-22%	-9%
Corporate
Unaudited Reconciliation From GAAP Results to Adjusted EBITDA
(Amounts in thousands of U.S. dollars)

	Three months ended
	March 31,
	2009	2010
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operating loss from continuing operations	$(3,317)	$(3,317)
Add back restructuring and other charges	(1,846)	(1,846)
Add back depreciation expense	13	13
Add back amortization expense	239	236
Add back amortization expense included in cost of revenue	—	—
Add back stock compensation expenses	239	327
Add back exchange loss on deferred taxes	—	—
Add back deferred revenue grind	—	—

Adjusted EBITDA from continuing operations	$(4,672)	$(4,587)

(1) Adjusted EBITDA does not include the adjustment related to capitalized software costs which are credited against research and development expenses in CDC Software statement of operations. Below is a summary of capitalized software credits for the three months and twelve months:

	Three months ended
	March 31,
	2009	2010

Subtract capitalized software credit	$(892)	$—

CDC Corporation
Unaudited Consolidated Statement of Operations
(Amounts in thousands of U.S. dollars except share and per share data)

	Three Months Ended March 31, 2009			Three Months Ended December 31, 2009			Three Months Ended March 31, 2010
	GAAP	Non-GAAP	Non-GAAP	GAAP	Non-GAAP	Non-GAAP	GAAP	Non-GAAP	Non-GAAP
	Results	Adjustments	Results	Results	Adjustments	Results	Results	Adjustments	Results
REVENUE:
Software	$50,353	$—	$50,353	$54,326	$632	$54,958	$50,528	$1,203	$51,731
Global Services	19,830	—	19,830	17,568	—	17,568	16,441	—	16,441
CDC Games	6,259	—	6,259	7,011	—	7,011	7,968	—	7,968
China.com	2,400	—	2,400	4,068	—	4,068	2,904	—	2,904

Total revenue	78,842	—	78,842	82,973	632	83,605	77,841	1,203	79,044

COST OF REVENUE:
Software	24,176	(3,892)	20,284	23,857	(3,585)	20,272	23,968	(3,825)	20,143
Global Services	16,203	(5)	16,198	14,137	(2)	14,135	12,996	(1)	12,995
CDC Games	5,305	(1,304)	4,001	5,821	(1,479)	4,342	5,585	(1,107)	4,478
China.com	1,209	—	1,209	1,397	—	1,397	1,685	—	1,685

Total cost of revenue	46,893	(5,201)	41,692	45,212	(5,066)	40,146	44,234	(4,933)	39,301

Gross profit	31,949	5,201	37,150	37,761	5,698	43,459	33,607	6,136	39,743
Gross margin %	41%		47%	46%		52%	43%		50%

OPERATING EXPENSES:
Sales and marketing expenses	11,304	—	11,304	11,930	—	11,930	12,564	—	12,564
Research and development expenses	4,531	892	5,423	5,311	556	5,867	6,689	—	6,689
General and administrative expenses	16,887	(1,004)	15,883	16,860	(2,152)	14,708	14,786	(1,113)	13,673
Exchange (gain) loss on deferred tax assets	228	(228)	—	(1,395)	1,395	—	624	(624)	—
Amortization expenses	1,967	(1,967)	—	2,033	(2,033)	—	2,159	(2,159)	—
Restructuring and other charges	660	(660)	—	4,352	(4,352)	—	211	(211)	—

Total operating expenses	35,577	(2,967)	32,610	39,091	(6,586)	32,505	37,033	(4,107)	32,926

Operating income (loss) from continuing operations	(3,628)	8,168	4,540	(1,330)	12,284	10,954	(3,426)	10,243	6,817
Operating margin %	-5%		6%	-2%		13%	-4%		9%

Other income (loss), net	15,324	—	15,324	4,331	—	4,331	(1,097)	—	(1,097)

Income (loss) before income taxes	11,696	8,168	19,864	3,001	12,284	15,285	(4,523)	10,243	5,720
Income tax benefit (expense)	(3,947)	578	(3,369)	(3,581)	(1,419)	(5,000)	1,185	(3,397)	(2,212)

Income (loss) from continuing operations	7,749	8,746	16,495	(580)	10,865	10,285	(3,338)	6,846	3,508
Income (loss) from operations of discontinued subsidiaries, net of tax	(203)	203	—	409	(409)	—	—	—	—

Net income (loss)	7,546	8,949	16,495	(171)	10,456	10,285	(3,338)	6,846	3,508
Net (income) loss attributable to noncontrolling interest	160	—	160	(1,274)	—	(1,274)	(223)	—	(223)

Net income (loss) attributable to controlling interest	$7,706	$8,949	$16,655	$(1,445)	$10,456	$9,011	$(3,561)	$6,846	$3,285

Net income (loss) as a % of revenue	10%		21%	-2%		11%	-5%		4%

CDC Corporation
Unaudited Reconciliation From GAAP Results to Non-GAAP Net Income
(Amounts in thousands of U.S. dollars)

	Three months ended
	March 31,	December 31,	March 31,
	2009	2009	2010
(a) Reconciliation from GAAP net income attributable to controlling interest to Non-GAAP net income and Non-GAAP net income per share
Net income (loss) attributable to controlling interest	$7,706	$(1,445)	$(3,561)
Add back loss (gain) from operations of discontinued subsidiaries, net of tax	203	(409)	—
Add back restructuring	660	4,352	211
Add back amortization expense	1,967	2,033	2,159
Add back amortization expense included in cost of revenue	5,201	5,066	4,933
Add back stock based compensation	1,004	2,152	1,113
Subtract capitalized software credits	(892)	(556)	—
Add back exchange (gain) loss on deferred tax assets	228	(1,395)	624
Add back deferred revenue grind	—	632	1,203
Add back non cash tax expense	2,960	2,686	(415)
Tax affect on all reconciling items @ 30%	(2,382)	(4,105)	(2,982)

Non-GAAP net income	$16,655	$9,011	$3,285

Non-GAAP net income as % of revenue	21%	11%	4%

Weighted average number of common shares outstanding — basic	106,720,359	106,051,269	105,741,279
Weighted average number of common shares outstanding — diluted	106,730,225	108,319,773	105,741,279

Non-GAAP net income per share — basic	$0.16	$0.08	$0.03
Non-GAAP net income per share — diluted	$0.16	$0.08	$0.03

CDC Corporation
Unaudited Reconciliation From GAAP Cash to Non GAAP Cash
(Amounts in thousands of U.S. dollars)

March 31,
2010
(a) Non GAAP Cash and Cash Equivalents Reconciliation
Cash	$108,067
Add restricted cash	726
Add available for sale securities — current	1,765
Investments (1)	11,334

Non GAAP cash and cash equivalents	$121,892

(1) - Excludes investments in franchise partners of $570 at March 31, 2010.

CDC Corporation
Unaudited Revenue Details
(Amounts in thousands of U.S. dollars)

	Three months ended
	December 31,	March 31,
	2009 (d)	2010
Segment revenue from external customers:
Software:
Licenses	$10,511	$7,923
Maintenance	25,343	24,870
Professional services	15,800	15,298
Hardware	2,056	907
SaaS implementation and support	616	1,530

Total Software	54,326	50,528

Global Services:
Licenses	106	7
Consulting services	15,971	15,312
Hardware	1,491	1,122

Total Global Services	17,568	16,441

CDC Games	7,011	7,968
China.com	4,068	2,904

Total consolidated revenue	$82,973	$77,841

	Three months ended
	March 31,
	2009	2010
Segment revenue from external customers:
Software:
Licenses	$7,129	$7,923
Maintenance	24,198	24,870
Professional services	18,681	15,298
Hardware	345	907
SaaS implementation and support	—	1,530

Total Software	50,353	50,528

Global Services:
Licenses	787	7
Consulting services	17,895	15,312
Hardware	1,148	1,122

Total Global Services	19,830	16,441

CDC Games	6,259	7,968
China.com	2,400	2,904

Total consolidated revenue	$78,842	$77,841

CDC Corporation
Unaudited Basic and Diluted Earnings (Loss) Per Share Computation
(Amounts in thousands of U.S. dollars except share and per share data)

	Three months ended
	March 31,
	2009	2010
Numerator for earnings (loss) from continuing operations attributable to controlling interest per common share:
Net income (loss) from continuing operations	$7,749	$(3,338)
Net adjustments for (income) loss attributable to noncontrolling interest and dilutive effect of subsidiary issued stock (1)	79	(224)

Adjusted income (loss) from continuing operations	7,828	(3,562)
Amount allocated to convertible notes (2)	(911)	—

Net income (loss) from continuing operations attributable to controlling interest	$6,917	$(3,562)

Numerator for earnings (loss) attributable to controlling interest per common share:
Net income (loss) from continuing operations attributable to controlling interest	$6,917	$(3,562)
Loss income from operations of discontinued subsidiaries, net of tax	(203)	—
Income from operations of discontinued subsidiaries allocated to convertible notes (2)	24	—

Net income (loss) attributable to controlling interest	$6,738	$(3,562)

Denominator:
Weighted average number of common shares outstanding — basic	106,720,359	105,741,279
Employee compensation related to common shares including stock options	9,866	—

Weighted average number of common shares outstanding — diluted	106,730,225	105,741,279

Per share amounts:
Earnings (loss) from continuing operations attributable to controlling interest per common share — basic	$0.06	$(0.03)

Earnings (loss) from continuing operations attributable to controlling interest per common share — dilutive	$0.06	$(0.03)

Earnings (loss) attributable to controlling interest per common share — basic	$0.06	$(0.03)

Earnings (loss) attributable to controlling interest per common share — dilutive	$0.06	$(0.03)

(1)	Includes the dilutive effects of subsidiary-issued stock-based awards, if any, and adjustments for discontinued operations.

(2)	accordance with FASB Accounting Standards Codification 260, “Earnings Per Share” the Company’s convertible notes meet the definition of participating securities and are included in the basic earnings per share using the two-class stock method and in diluted earnings per share using the more dilutive of the if-converted method or two-class stock method.